AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2008

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s Consolidated Financial Statements for the year ended December 31, 2008 and the notes thereto.

This Management’ Discussion and Analysis (“MD&A”) is dated April 28, 2009 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The significant accounting policies are outlined in Note 3 to the Financial Statements and have been applied consistently for the twelve months ended December 31, 2008. The Financial Statements are prepared in accordance with generally accepted accounting principles in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Description

Founded in 1968, Avino’s principal business activities are the exploration and development of mineral properties. The Company holds an 99.28% equity interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”), a Mexican corporation which owns the Avino Silver Mine, located in the state of Durango, Mexico (“Avino Mine”). The Company also holds mineral claims in the Yukon and British Columbia, Canada.

Avino is a reporting issuer in British Columbia and Alberta, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol ASM, on the OTCBB under the symbol ASGMF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV6.  In November 2006, the Company’s listing on the TSX Ventures Exchange was elevated to Tier 1 status. In January 2008, Avino announced the change of its financial year end from January 31 to December 31. The change was completed in order to align the Company’s financial statements reporting requirement with its Mexico subsidiaries which operate on a calendar fiscal year.

Overall Performance and Outlook

The following is a summary of significant events and transactions during the year ended December 31, 2008:

Avino Mine Property near Durango, Mexico

1.	Mill Rehabilitation

We completed extensive upgrading and rehabilitation of the mill. This work, which was required to process material from the San Gonzalo zone, included:

•	Rehabilitation of coarse and fine ore bins, including installation of new metal chutes and a conveyor belt;

•	Rehabilitation of the 250 tpd ball mill and a bank of small flotation cells;

•	Construction of a new electrical control room for the crushing system;

•	Installation of tailings water reclaim pump and pipeline.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2008

2.	Bulk Sampling to Confirm Grade and 90% Silver Recoveries

We are planning to acquire and install two crushers to complete the processing circuit. We will then conduct a bulk sample, which will allow us to fine-tune the recovery circuit. Metallurgical testing of sample material from San Gonzalo produced recoveries of up to 90% of contained silver. The bulk sample will also help confirm mineral grades obtained through diamond drilling. We are also investigating potential buyers for the San Gonzalo concentrate, and samples have been shipped to various smelters for testing. We hope to negotiate a contract for concentrate purchase in 2009.

3.	Mining Permit

We received all permits needed to mine the San Gonzalo zone.  A Reclamation Plan has been requested and stipulated in the Environmental Permit granted by SEMARNAT (Mexico’s federal department responsible for environmental policy).    The reclamation plan is now being developed for submission.

4.	NI-43-101 Resource Calculation for San Gonzalo

We received an interim NI 43-101 resource calculation for San Gonzalo in 2008, estimating the zone contained 4.75 million ounces of silver and 37,300 ounces of gold, calculated as follows (see our July 25, 2008 news release for details, the definitive report is expected soon.)

	Ag	Au	Zinc	Lead
Tonnes	g/t	g/t	%	%
444,250	332	2.61	1.5	1.0

These figures were compiled from 2007 surface drilling at San Gonzalo (January to December 2007, 40 holes, 9,204 metres), which produced some significant silver intersections. Details and assays are available on our website at www.avino.com.

5.	More Successful Drilling at San Gonzalo in 2008

We completed 8,983 metres (29,464 feet) of diamond drilling in 37 holes, including infill drilling at San Gonzalo. Results from this program were not included in the above resource estimate. Overall, this program generated excellent results and reinforced our view that San Gonzalo is becoming one of the property’s most important mineral zones. Sample assays at San Gonzalo ran from a low of 0.016 g/t Au, and 1.6 g/t Ag to a high of 3.84 g/t Au and 1,564.4 g/t Ag. (Results from the entire 2008 program are available in news releases dated September 17 and November 24, 2008.)

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2008

6.	Exploration on Surrounding Claims

We identified mineralization on the surrounding claims in the Cerro San Jose, Aguila Mexicana, Santa Ana and Mercedes zones. This program included regional mapping and chip sampling over two square kilometres. We discovered 12 new quartz veins on the Mercedes zone; ten new quartz veins were mapped on the El Gran, Lucero and El Taller zones.

7.	Prospecting and Modernization of Historical Data

We included extensive prospecting work on the entire Avino claim block (4,364 hectares) over the past two years. We conducted IP surveys and soil sampling as well as 3-D modeling and modernization of the project’s vast historical data. This work had helped us identify new prospects and located a number of new mineral zones

8.	Exploration Proposals for 2009

Our plan for 2009 is to explore new areas of the property, expand upon discoveries made in 2008 and follow up on the 2008 mapping and sampling. At present, trenching and 9,000 metres (29,520 feet) of new drilling have been proposed for up to 15 areas of the property. The proposals are now under review by management.

Eagle Property, Yukon Territory

In November, 2008, the Company entered into an option agreement with Mega Silver Inc. (“Mega Silver”), whereby Mega Silver can earn the exclusive right and option to acquire a 100% title and interest in the Eagle Property located in the historic Keno Hill silver district, Yukon Territory. This area has produced over 200 million ounces of silver. The property area is located roughly 38 kilometres northeast of Mayo and 350 kilometres due north of the capital of Whitehorse.

The Eagle Property is comprised of 14 Quartz Mining Leases. The property totals 209.8 hectares in three adjacent blocks that extend across roughly 4 kilometres on Galena Hill along the projected strike of the Eagle Vein.

The Eagle Property includes historic surface trenches that expose a section of the Eagle Vein, a strong transverse vein-fault hosted in Keno Hill Quartzite. The Eagle Vein varies from 0.6 to 4.9 metres wide with mineralized lenses of galena, tetrahedrite and sphalerite. Yukon Government files report that a total of 33 holes totalling 3,075.5 metres have been drilled along 300 metres of vein strike on the property in two programs (1964 and 1978/79). The best intercepts are reported in the following table.

EAGLE VEIN – HISTORIC REPORTED DRILLING (YTG MinFile 105M 021)

Year	Operator	Reported Structure	Reported Intercept (m)	Silver g/t	Lead %	Zinc %
1964	Jersey Yukon Mines Ltd.	Branch Vein	2.1	1,885.7	12.8	4.2
		Main Vein (parallel intercepts)	0.15	7,624.9	1.2
			0.4	682.3	11.6
1978/79	Teck Corporation	Main Vein (DDH JB3)	1.5	366.6	5.4	6.8

Soil sampling conducted in 1971 by United Keno Hill Mines Ltd. outlined a strong 300 metre long Pb-Ag anomaly across the southern boundary of Mega Silver’s adjoining Man claim that apparently represents the untested northeast extension of the Eagle Vein. The core of the soil anomaly measures roughly 200 by 100 metres and contains peak values of 2,280 ppm lead and 10.8 ppm silver (UKHM 1973. Assessment Report #060116).

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2008

Terms of the Eagle Property Option Agreement

To earn a 75% interest in the Eagle Property, Mega Silver must:

•	Incur Exploration Costs totalling $7.1 million over five years.
•	Make total cash payments of $400,000 over five years to Avino.
•	Issue 500,000 common shares of Mega Silver in Years 4 and 5 to Avino.

After earning a 75% interest, Mega Silver may either elect to form a Joint Venture with Avino, or earn an additional 25% interest, whereby Mega Silver must commence Commercial Production and upon Mega Silver commencing Commercial Production it will have been deemed to have acquired 25% interest free and clear of all Encumbrances with no further action required by it.

If the Production Decision is made by Mega Silver at any time from the fifth anniversary of November 17, 2008, the Exchange Approval Date until the date that is six months following the fifth anniversary of November 17, 2008, Mega Silver may decide to proceed to Commercial Production (the “Production Decision”), Mega Silver shall

(a)	pay Cdn$200,000 to the Company within five days of the Production Decision; and

(b) pay Cdn$200,000 to the Company on or before each yearly anniversary of the Production Decision until the later of (i) the fifth anniversary of the Production Decision and (ii) the date that Commercial Production commences.

Outlook

Management remains focused on the following key objectives:

1)	Continue upgrading the Avino plant and mine facilities, gearing towards bulk sampling and production from the high-grade San Gonzalo zone;

2)	Continue developing the San Gonzalo resource;

3)	Aggressively investigate the mineral potential of the many unexplored but highly-prospective areas of the Avino property.

Avino has operated continuously in Mexico since 1968, a period in which the Avino Mine produced for 27 years. During our long history, we have weathered a number of difficult economies. While the current market clearly presents challenges, our cash position of approximately C$3.3 million puts us in a strong position for continued growth and our goal of bringing the mine back into production. We will continue to invest aggressively in exploration and development.

We believe Avino is uniquely positioned among the many emerging producers in Mexico. Through our majority ownership in the Avino Mine, recovery plant and surrounding property holdings may provide our shareholders to leverage in the strong metals markets that we believe lay ahead. We remain committed to returning to profitable mining operations and are very excited about the opportunity to build this company into a significant producer of precious and base metals. We adhere to the highest standards of environmental responsibility, to supporting the local community with our highest standards of business practices and to the long term success of our shareholders.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2008

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	December 31, 2008	December 31, 2007	January 31, 2007

Total revenues	$-	$-	$-
Loss before other Items	(1,575,913)	(868,527)	(4,014,734)
Loss for the year	(1,538,876)	(885,863)	(3,648,539)
Loss per share	(0.07)	(0.04)	(0.20)
Total assets	20,126,230	21,190,940	23,295,039
Total liabilities	2,508,776	2,532,414	3,789,083
Working capital	3,401,467	6,091,032	9,780,918

Over the last two fiscal years, the Company experienced a draw down on working capital and total assets because there were no funds raised through the issuance of stock or by other means. With the acquisition of control of Cia Minera in the year ended January 31, 2007 the liabilities in Cia Minera became consolidated with the Company and are no longer reported as a separate obligation. The acquisition of control of Cia Minera also resulted in a different liability at that time however and that was a future income tax liability which is currently $1,933,569, including a current year expense of $98,653.  The future income tax liability and the future income tax recovery are due to the difference in carrying amounts and tax bases of the Mexican mineral properties, mine plant, and equipment, which were acquired in the purchase of Cia Minera.

Results of Operations

The results of operations are based on a twelve month period for the fiscal year ended December 31, 2008 and an eleven month period for the fiscal year ended December 31, 2007. (Refer to Note 2 of the Company’s 2008 Consolidated Financial Statements)

Three months ended December 31, 2008 compared with the two months ended December 31, 2007.

Operating and administrative expenses

Operating and administrative expenses were $416,808 for the three month period ended December 31, 2008 as compared with a gain of $99,236 for the two months ended December 31, 2007, an increase of $516,044.  The significant differences are attributable to $135,193 in general exploration, $127,037 in office and miscellaneous and $203,000 in stock based compensation. In the prior year, general exploration and office expense were adjusted in the fourth quarter with prior expenses being capitalized instead of expensed. The difference in stock based compensation relates to an adjustment in the fourth quarter for options issued earlier in the current fiscal year.

Other increases include $6,815 in amortization, $8,000 in management fees, $17,568 in professional fees, $582 in regulatory fees, and $28,688 in salaries and benefits. In 2007, the Company changed its fiscal year end from January 31 to December 31. These increases are generally attributable to a three month period for the current fiscal year compared to a two month period in the prior year.

Offsetting those increases were decreases of $8,603 in shareholder and investor relations and $2,236 in travel and promotion. Shareholder and investor relations and travel costs decreased as a result of less activity in the fourth quarter.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2008

Loss for the period

The loss for the three month period ended December 31, 2008 was $869,144 compared with a loss of $168,516 for the two month period ended December 31, 2007, a difference of $700,628.  As mentioned above, there were significant increases related to reclassifications in general exploration and office as well as an adjustment to stock based compensation. The Company also incurred a significant foreign exchange loss of $189,784 in the fourth quarter as well as a decrease in interest income of $35,111 due to a lower cash balance. In addition, there was a future income tax expense of $98,653 as compared to recognizing a $501,083 recovery in the prior year.

Twelve months ended December 31, 2008 compared with the eleven months ended December 31, 2007.

Operating and administrative expenses

General and administrative expenses totaled $1,575,913 for the twelve month period ended December 31, 2008 compared with $868,527 for the eleven month period ended December 31, 2007, an increase of $707,386. The significant increases were $585,800 in stock based compensation and $213,652 related to a write down of the Mexican sales tax receivable with smaller increases in amortization, management fees, regulatory fees and salaries by $823, $8,000, $4,646 and $35,744, respectively. These increases were offset by decreases of $9,813 in general exploration, $20,490 in office and miscellaneous, $17,256 in professional fees, $70,000 in shareholder and investor relations and $23,720 in travel and promotions. Shareholder and investor relations is lower due to expense related to granting of stock options to investor relations service providers in 2007.

The stock based compensation was higher due to stock options being granted during the year where as there were no options granted in the prior year. During the year, the Company determined that an allowance should be established for the Mexican Value-Added Tax (“VAT”) in the amount of $213,652. However since the end of the year the Company has collected in excess of $250,000 and is actively continuing to apply for the refunds.  As mentioned above, smaller increases are attributable to a twelve month period in the current as compared to an eleven month period in the prior year.

Loss for the period

Loss for the year was $1,538,876 compared with a loss of $885,863 for the eleven month period ended December 31, 2007, an increase of $653,013. Generally the overall general and administrative costs for the current year were lower than the prior year as mentioned above but these were offset with the VAT allowance, stock based compensation and a lower amount of interest income with differences of $213,652, $585,800 and $212,953, respectively. In addition, the Company recorded a future income tax expense of $98,653 as compared to $501,083 recovery amount in the prior year.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2008

Summary of Quarterly Results

Period ended	2008 Dec 31 Q4	2008 Sept 30 Q3	2008 Jun 30 Q2	2008 Mar 31 Q1	2007 Dec 31 Q4	2007Oct. 31 Q3	2007 Jul. 31 Q2	2007 Apr. 30 Q1
Gain (Loss) for the period	$(869,144)	$164,833	$(300,847)	$(533,718)	$(168,616)	$(232,414)	$(236,719)	$(248,114)
Loss per share	(0.04)	0.01	(0.01)	(0.03)	(0.01)	(0.01)	(0.01)	(0.01)
Total assets	20,126,230	20,820,081	20,726,621	21,106,036	21,190,940	22,600,515	22,691,455	23,040,232

The quarterly losses were previously influenced by site assessment costs pertaining to Cia Minera including feasibility studies and associated overhead costs pertaining to traveling to Mexico on numerous occasions.  These costs have been partially replaced with general exploration and administrative costs associated with expanding exploration activities on Cia Minera’s mineral properties.  After acquiring control of Cia Minera in July of 2006, the costs associated with Cia Minera are consolidated with the Company and exploration expenditures are capitalized, thereby not impacting the loss for the period.  Since the $10 million private placement that took place in 2006, there have been consistent efforts on shareholder and investor relations activities and company promotion. Stock-based compensation, futue income tax and foreign exchange variances are items that cause significant swings in the losses between the quarters.

Liquidity and Capital Resources

During the year, the Company incurred expenditures that increased its mineral property carrying value on its Mexican properties by $1,762,512. There was very little activity on its British Columbia properties.  At this time the Company has no operating revenues but has earned interest income of $146,386 and an option revenue payment of $25,000.  The Company will continue to have significant cash on hand to earn interest income throughout the current fiscal year. However, the Company’s cash and cash equivalents will continue to be drawn down by operations and there has been downward pressure on interest rates as well so interest income is expected to decrease as the current year progresses.

At December 31, 2008, the Company had working capital of $3,401,467 and cash and cash equivalents of $3,575,241.  The Company is continuing its exploration program and refurbishing of its mine facility for a bulk sampling program in Mexico. By the end of the year, the Company had incurred approximately $1,000,000 of the annual drilling cost for Mexico which was estimated at $1,200,000. The annual cost for the bulk sampling program was estimated at $2,500,000 for capital costs and $400,000 for operating costs.  The Company has no significant plans for the British Columbia properties during the remainder of the fiscal year.  The Company has sufficient cash on hand to finance the planned exploration work on its mineral properties and maintain administrative operations through December 31, 2009.

The Company continues in the exploration stage until such time that the Avino mine is re-opened. The investment in and expenditures for the mineral properties comprise most of the Company’s assets along with a lesser asset amount in regards to the Avino mine facilities and equipment. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company’s ability to continue as a going concern is dependent upon the continued support from its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2008

Mineral exploration and development is capital extensive, and in order to re-commence operations at the Avino Mine, the Company may be obliged to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

During the year ended December 31, 2008, the company paid, or made provision for the future payment of the following amounts to related parties:

i)
$188,158 (December 31, 2007 - $153,733; January 31, 2007 - $119,857) for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to Oniva International Services Corp (“Oniva”), a private company beneficially owned by the Company and a number of other public companies related through common directors;

ii)	$96,000 (December 31, 2007 - $88,000; January 31, 2007 - $87,000) to a private company controlled by a Director for management fees;

iii)	$30,000 (December 31, 2007 - $ 27,500; January 31, 2007 - $30,000) to a private company controlled by a director of a related company for consulting fees;

iv)	$16,789 (December 31, 2007 - $Nil; January 31, 2007 - $Nil) to a private company controlled by a director for geological consulting services;

v)	$34,698 (December 31, 2007 - $36,100; January 31, 2007 - $36,600) to a private company controlled by a director of a related company for geological consulting services;

vi)	$Nil (December 31, 2007 - $40,513; January 31, 2007 - $84,279) for investor relations services to National Media Associates, a business significantly influenced by a director of the Company;

vii)	$Nil (December 31, 2007 - $65,577; January 31, 2007 - $53,837) in drilling expenses to ABC Drilling Services Inc. (“ABC Drilling”), a private drilling company owned by Oniva; and

viii)	$15,000 (December 31, 2007 - $13,750; January 31, 2007 - $7,500) to Directors for Directors fees.

The amounts due to related parties consist of $145,011 (December 31, 2007 - $147,424) due to Oniva; $9,000 (December 31, 2007 - $18,250) due to Directors for Directors fees; $Nil (December 31, 2007 - $3,707) due to a Director for expense reimbursement; $Nil (December, 2007 - $3,707) due to a Director of a related public company for expense reimbursements; $16,789 (December 31, 2007 - $Nil) due to a Director for geological services; $Nil (December 31, 2007 - $2,684) due to a company controlled by a director of a related public company for geological services; and $Nil (December 31, 2007 - $4,578) due to ABC Drilling.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2008

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Disclosure of Management Compensation

During the year ended December 31, 2008, $96,000 was paid to the President for services as director and officer of the Company; $14,389 was paid to the Corporate Secretary for services as an officer of the Company; and $17,458 was paid to the Chief Financial Officer for services as an officer of the Company.

Changes in Accounting Policies

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). Adoption of these requirements did not have a significant impact. For details of the specific accounting changes, refer to Note 3 (xv) of the Company’s 2008 Consolidated Financial Statements:

i)	Section 1400 General Standards of Financial Statement Presentation
ii)	Section 1535 Capital Disclosures
iii)	Section 3862 Financial Instruments – Disclosures
iv)	Section 3863 Financial Instruments – Presentation

Recent Accounting Pronouncements

Recent Canadian accounting pronouncements that have been issued but are not yet effective, and which may affect the Company’s financial reporting are summarized below. For details of the specific accounting changes, refer to Note 3 (xvi) of the Company’s 2008 Consolidated Financial Statements:

i)	Section 3064 Goodwill and Intangible Assets
ii)	Section 1582 Business Combinations
iii)	Section 1601 Consolidated Financial Statements
iv)	Section 1602 Non-controlling Interests

In addition to these changes, in February 2008 the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS.

The Company is developing an IFRS conversion plan which will include an in-depth analysis of the IFRS standards, with priority being placed on those that have been identified as possibly having a significant impact. Analysis will include identifying the differences between IFRS and the Company’s accounting policies and assessing the impact of the difference. Changes in accounting policies are likely to impact the Company’s consolidated financial statements.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2008

Outstanding Share Data

The Company has an unlimited number of common shares without par value as authorized share capital of which 20,584,727 were outstanding as at December 31, 2008 and April 28, 2009.

The following are details of outstanding share options as at December 31, 2008 and April 28, 2009:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Dec 31/08)	Number of Shares Remaining Subject to Options (Apr 28/09)
April 5, 2010	$1.35	262,000	262,000
September 26, 2010	$1.35	52,500	52,500
March 15, 2011	$2.72	120,000	120,000
April 26, 2011	$3.99	940,000	940,000
February 27, 2013	$1.65	480,000	480,000
		1,854,500	1,854,500

The following are details of outstanding warrants as at December 31, 2008 and April 28, 2009:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Dec 31/08)	Number of Underlying Shares (Apr 28/09)
March 20, 2010[1]	$2.50	2,498,750	2,498,750
		2,498,750	2,498,750

    1First extension was approved by the TSX Venture Exchange on February 29, 2008 extended the expiry date from March 20, 2008 to March 20, 2009.  Second extension was approved by the TSX Venture on February 26, 2009 extended the expiry date from March 20, 2009 to March 20, 2010.

Commitments

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva, which is a related company, are disclosed in the transactions with related parties section.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2008

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at December 31, 2008 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Company assessed the design of the internal controls over financial reporting as at December 31, 2008 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and
b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to do periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of April 28, 2009. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

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